
Making deals with the right people
Looking for strategic partners
Launching a Kickstarter campaign

# Bill Jouny · 3rd

CEO & Co-founder of Urbie Inc. | Public Speaker | NGO Project Leader | Business Mentor | Podcaster | Ex-banker

Talks about #airpollution, #waterpollution, #energyefficiency, #plasticpollution, and #sustainabilitytech

Toronto, Ontario, Canada · Contact info

2,883 followers · 500+ connections

Urbie

York University

## Experience

### Co-Founder | CEO
Urbie · Self-employed
Sep 2018 – Present · 3 yrs 2 mos
Toronto, Ontario, Canada

We design and develop IoT technologies that address urban pollution and its negative impact on our health & well-being. We primarily focus on getting rid of air pollution, drinking water pollution, noise pollution, light pollution, and more. Sustainability is at the heart of what we do.

We are proud to announce that our first product Urbie Air got successfully funded on Kickstarter with over $250k in pre-order revenue. Urbie Air received huge media success thanks to Unilad Tech, Interesting Engineering, Gadgetflow, Gadgetify, Fox News, C ...see more



### Project Director
Rootsupsolutions.Org · Permanent Full-time
Jan 2017 – Present · 4 yrs 10 mos
Toronto, Ontario, Canada

Rootsupsolutions is an award winning NGO that researches and develops projects that are low-tech and low-cost in the areas of water tech, carbon reduction tech, biodiversity, reforestation, and eco-building.

...see more



### Founder & CEO (Exited)
Titan420 Brand · Self-employed
Jun 2017 – Sep 2019 · 2 yrs 4 mos
Toronto, Ontario, Canada

Private labelling e-commerce business. Import/Export of high-quality lifestyle accessories.

### Derivatives & Fixed Income Senior Analyst
BMO Capital Markets
Mar 2016 – Mar 2019 · 3 yrs 1 mo
Toronto, Canada Area

### Founder & CEO (Exited)
Lavaclip · Self-employed
Mar 2014 – Jun 2016 · 2 yrs 4 mos
Toronto, Ontario, Canada

Invented a coffee warmer for disposable coffee cups. Lavaclip is a smart and rechargeable coffee warmer that can keep your Latte, Capuccino, or any hot drink warm for up to 2 hours. It attaches to the bottom of your paper cup and allows you to enjoy your cup of coffee for a longer period of time.



Show 1 more experience

## Education

Education

**York University**
Bachelor of Commerce - BCom, Finance
2008 – 2012